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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           DURA PHARMACEUTICALS, INC.
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                       (Name of Subject Company (Issuer))

                           DURA PHARMACEUTICALS, INC.
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                        (Name of Filing Person (Issuer))
                                -----------------
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                         (Title of Class of Securities)
                                -----------------
                                   26632S-AA-7
                      (CUSIP Number of Class of Securities)

            Cam L. Garner                                 Copy to:
Chairman and Chief Executive Officer              William M. Hartnett, Esq.
     Dura Pharmaceuticals, Inc.                    Cahill Gordon & Reindel
         7475 Lusk Boulevard                           80 Pine Street
     San Diego, California 92121                New York, New York 10005-1702
           (858) 457-2553                              (212) 701-3000

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third-party tender offer subject to Rule 14d-1.

     /X/  Issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.: /X/

                             INTRODUCTORY STATEMENT

     Dura Pharmaceuticals, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Issuer Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on November 20, 2000 (the "Schedule TO"), relating to the Company's change in control repurchase offer (the "Offer") for all of the Company's 3 1/2% Convertible Subordinated Notes due 2002. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Schedule TO.

ITEM 11.  Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following sentence: "On December 20, 2000, Elan Corporation, plc issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit 99(a)(1) hereto."


ITEM 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented to add
Exhibit 99(a)(1) as follows: "(99)(a)(1) Text of press release issued by Elan Corporation, plc on December 20, 2000."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000
                                  DURA PHARMACEUTICALS, INC.


                                  By:    /s/ Mitchell R. Woodbury
                                         -------------------------------------
                                         Name:        Mitchell R. Woodbury
                                         Title:       Senior Vice President and
                                                         General Counsel





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